--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 1 of 16
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           FPIC INSURANCE GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    302563101
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                                 with a copy to:
                           Spencer L. Schneider, Esq.
                               70 Lafayette Street
                            New York, New York 10013
                                 (212) 233-7400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 2 of 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.       Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value Partners III, L.P.

--------------------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
   3.       SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6.       Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7.  Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power: 483,200
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 483,200
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            483,200
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11):  4.8%

--------------------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 3 of 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.       Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Associates, L.P.

--------------------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
   3.       SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6.       Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7.  Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power: 483,200
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 483,200
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            483,200
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11):  4.8%

--------------------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 4 of 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.       Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Stilwell Value LLC

--------------------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
   3.       SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6.       Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of      7.  Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power: 483,200
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 483,200
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            483,200
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11): 4.8%

--------------------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)
            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 5 of 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.       Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            Joseph Stilwell

--------------------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
   3.       SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
   4.       Source of Funds (See Instructions)  PF, OO

--------------------------------------------------------------------------------
   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6.       Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of      7.  Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power: 483,200
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 483,200
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            483,200
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11):  4.8%

--------------------------------------------------------------------------------
   14.      Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 6 of 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
--------------------------------------------------------------------------------
            John G. Rich

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only
            ....................................................................
--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions)  PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
--------------------------------------------------------------------------------
Number of      7.  Sole Voting Power: 5,187
Shares         -----------------------------------------------------------------
Beneficially   8.  Shared Voting Power: 0
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 5,187
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 0
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,187
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  .05%

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 7 of 16
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

      This is the fourth amendment to the original Schedule 13D, which was filed jointly on June 30, 2003 ("Original Schedule 13D") and amended on August 18, 2003 ("First Amendment to Original Schedule 13D"), on November 14, 2003 ("Second Amendment to Original Schedule 13D"), and on December 8, 2003 ("Third Amendment to Original Schedule 13D"), by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III and Stilwell Associates; and Joseph Stilwell, managing and sole member of Stilwell Value LLC; and John G. Rich. All of the filers of this Schedule 13D ("Fourth Amendment to Original Schedule 13D") are collectively referred to as the "Group".

      This Fourth Amendment to the Original Schedule 13D relates to the common stock, par value $.10 per share ("Common Stock") of FPIC Insurance Group, Inc. ("Issuer" or "FPIC"). The address of the principal executive offices of the Issuer is 225 Water Street, Suite 1400, Jacksonville, Florida 32202-5147. The amended joint filing agreement of the members of the Group is attached as
Exhibit 3. A copy of the power of attorney given by Mr. Rich to Mr. Stilwell is attached as Exhibit 4.

Item 2.   Identity and Background

      (a)-(c) This statement is filed by Mr. Stilwell, with respect to the shares of Common Stock beneficially owned by him, including shares of Common Stock held in the names of Stilwell Value Partners III and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III and Stilwell Associates.

      The business address of Stilwell Value Partners III, Stilwell Associates, Stilwell Value LLC and Mr. Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

      The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Associates and certain other entities involving Mr. Stilwell.

      This statement is also filed by Mr. Rich with respect to options to purchase shares of Common Stock. Mr. Rich's business address is 111 Broadway, Suite 1303, New York, New York 10006. Mr. Rich is an attorney engaged in the private practice of law.

      (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 8 of 16
--------------------------------------------------------------------------------

      (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Stilwell and Mr. Rich are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      The amount of funds expended by John G. Rich to acquire the 187 shares of Common Stock he purchased on May 26, 2004, is $4,964.85. The source of such funds is personal funds. None of the other Members of the Group have purchased any shares of Common Stock since the filing of the Second Amendment to Original
Schedule 13D.

Item 4.   Purpose of Transaction

      The purpose of the Group's acquisition of shares of Common Stock is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. Members of the Group do not believe that the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's shares of Common Stock.

      The purpose of this Fourth Amendment to the Original Schedule 13D is to report that the Group's holdings of shares of Common Stock of the Issuer have decreased below 5% of the Common Stock outstanding. Members of the Group believe that with the recent further increases in the market price of the Issuer's shares of Common Stock, the Issuer's shares of Common Stock are somewhat less undervalued. The Group has increased confidence in the Issuer's management and on its focus on its core markets in Florida.

      On August 12, 2003, the Florida Office of Insurance Regulation approved the Group's application to acquire more than 5% of the Issuer's shares of Common Stock. The approval authorized the Group to hold board seats and to exercise its shareholders rights, such as communicating with other shareholders and making proposals to the Issuer concerning maximizing shareholder value. (A copy of the Florida Office of Insurance Regulation's approval letter is attached as Exhibit 2.)

      On November 10, 2003, the Group's nominee, Mr. Rich, became a director of the Issuer and a member of the Issuer's Audit Committee. Mr. Rich serves in the class of directors with terms expiring at the 2005 annual meeting of shareholders. Mr. Rich, an attorney at law, is a member of the New York law firm of Rich Intelisano LLP. Until January 16, 2004, Mr. Rich also sat on the Board of Directors of HCB Bancshares, Inc., Camden, Arkansas, as the nominee director of certain members of the Group. In connection with Mr. Rich's election to the Board, the Issuer and members of the Group entered into a confidentiality agreement, a copy of which is attached as Exhibit 5. Also, Stilwell Value Partners III and Mr. Rich entered into a director agreement, a copy of which is attached as Exhibit 6.

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                      Page 9 of 16
--------------------------------------------------------------------------------

      The members of the Group have met with the Issuer's management and support the Issuer focusing its resources on its core markets. The members of the Group intend to work with the Issuer as it continues to simplify its corporate structure. The members of the Group support the Issuer issuing common stock on terms that are accretive to the Issuer's per share book value and earnings per share. In addition, at such time as is advisable, members of the Group support the Issuer repurchasing its shares and/or paying dividends in order to maximize shareholder value.

      The members of the Group may, in the future, without limitation: (a) communicate and discuss their views with other shareholders and make proposals to the Issuer's Board and management regarding (i) seeking further representation on the Issuer's Board, (ii) repurchasing the Issuer's Common Stock, (iii) issuing equity (although the Group strongly opposes issuing equity below the Issuer's book value), (iv) considering a sale or merger of the Issuer, and/or (v) simplifying the Issuer's corporate and business structure; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to further Board representation or other proposals for shareholder action. Notwithstanding the foregoing and subject to the terms of the aforementioned confidentiality agreement, at such times as the market price of shares of Common Stock more adequately reflects the value of the Issuer's assets, in the Group's opinion, the Group may make additional dispositions of its holdings of Common Stock irrespective of the Issuer having taken steps to maximize shareholder value.

      On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

      On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

      On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 10 of 16
--------------------------------------------------------------------------------

alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

      On February 23, 2001, certain members of the Group (the "Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery's assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery's Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . .  [including] a potential  acquisition or merger." On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery's Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

      On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group's
Schedule 13D and up until August 31, 2003, HCBB's outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003,

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 11 of 16
--------------------------------------------------------------------------------

HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

      On December 15, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("OTFC"). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group's proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys' fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC's residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon's federal district court and moved to invalidate the Stilwell OTFC Group's proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group's first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

      On October 12, 2001, at OTFC's Annual Meeting, OTFC's shareholders elected the Stilwell OTFC Group's candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group's director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group's director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group's expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC's Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. ("FBNW") announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 12 of 16
--------------------------------------------------------------------------------

      On November 25, 2002, certain members of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group's petition for permission to solicit proxies to elect two directors to ACAP's Board. On January 29, 2002, Stilwell Associates noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three year standstill agreement with ACAP wherein, among other things, ACAP added the Stilwell ACAP Group's nominee, Spencer L. Schneider, Esq., to its Board. Additionally, ACAP agreed, subject to its Board's fiduciary duties and regulatory approval, to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to ACAP's per share book value. The Stilwell ACAP Group's Schedule 13D reported that so long as such conduct is not inconsistent with any of the terms of the standstill agreement, the Stilwell ACAP Group may assert shareholder rights in the future with the intent to influence the policies of ACAP, including, but not limited to, soliciting proxies or written consents from other shareholders of ACAP with respect to additional Board representation or other proposals for shareholder action.

      On March 29, 2004, certain members of the Group (the "Stilwell COMB Group") filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. ("COMB"). The Stilwell COMB Group reported that it intends to meet with COMB's management to discuss the steps that management plans to make to address the challenges confronting COMB and that if the Stilwell COMB Group believes management is dealing effectively with such challenges, it will likely support current management. The Stilwell COMB reserved its right to exercise its shareholders rights to maximize the value of COMB's shares which it does not believe adequately reflects the value of COMB's assets.

      Members of the Group may make further purchases of shares of Common Stock. As noted above, members of the Group may dispose of any or all the shares of Common Stock held by them. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item 4 of
Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

      The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,975,534, reported as the number of outstanding shares as of May 6, 2004, on a Form 10-Q dated May 10, 2004. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners III

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 13 of 16
--------------------------------------------------------------------------------

      (a)   Aggregate number of shares beneficially owned: 483,200
            Percentage: 4.8%

      (b)   1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 483,200
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 483,200

      (c) Except for the sale of 20,000 shares of Common Stock on June 3, 2004, for $26.71 per share for the total proceeds of $534,200, within the past 60 days Stilwell Value Partners III has not purchased or sold any shares of Common Stock.

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

      (e) The Group ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock as the result of the sale of 20,000 shares of Common Stock by Stilwell Value Partners III on June 3, 2004.

(B)   Stilwell Associates

      (a)   Aggregate number of shares beneficially owned: 483,200
            Percentage: 4.8%

      (b)   1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 483,200
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 483,200

      (c) Stilwell Associates has not made any purchases or sales of shares of Common Stock within the past 60 days.

      (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

      (e) The Group ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock as the result of the sale of 20,000 shares of Common Stock by Stilwell Value Partners III on June 3, 2004.

(C)   Stilwell Value LLC

      (a)   Aggregate number of shares beneficially owned: 483,200
            Percentage: 4.8%

      (b)   1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 483,200
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 483,200

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 14 of 16
--------------------------------------------------------------------------------

      (c)   Stilwell Value LLC has made no purchases of Common Stock.

      (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III and Stilwell Associates.

      (e) The Group ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock as the result of the sale of 20,000 shares of Common Stock by Stilwell Value Partners III on June 3, 2004.

(D)   Joseph Stilwell

      (a)   Aggregate number of shares beneficially owned: 483,200
            Percentage: 4.8%

      (b)   1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 483,200
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 483,200

      (c) Mr. Stilwell has not made any purchases or sales of shares of Common Stock within the past 60 days.

      (d)   Not applicable.

      (e) The Group ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock as the result of the sale of 20,000 shares of Common Stock by Stilwell Value Partners III on June 3, 2004.

(E)   John G. Rich

      (a)   Aggregate number of shares beneficially owned: 5,187
            Percentage: .05%

      (b)   1.  Sole power to vote or to direct vote: 5,187
            2.  Shared power to vote or to direct vote: 0
            3.  Sole power to dispose or to direct the disposition: 5,187
            4.  Shared power to dispose or to direct disposition: 0

      (c) Pursuant to the Issuer's director stock option plan, each new board member who is not an employee of the Issuer receives an initial grant of nonqualified options to purchase 5,000 shares of the Issuer's Common Stock. Such options were granted to Mr. Rich on the date he first became a director of the Issuer. Except for the purchase of 187 shares of Common Stock on May 26, 2004, for $26.55 per share for a total price of $4,964.85, within the past 60 days Mr. Rich has not purchased or sold any shares of Common Stock.

      (d)   Not applicable.

      (e) The Group ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock as the result of the sale of 20,000 shares of Common Stock by Stilwell Value Partners III on June 3, 2004.

Item  6.  Contracts,   Arrangements,   Understandings   or  Relationships   with
Respect  to Securities of the Issuer.

      Other than the Joint Filing  Agreement  filed as Exhibit 1 to the Original
Schedule 13D, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 15 of 16
--------------------------------------------------------------------------------

person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners III and Stilwell Associates and managing and sole member of Stilwell Value LLC, as described in this Third Amendment to Original Schedule 13D, are entitled to an allocation of a portion of profits. Stilwell Value Partners III has entered into an agreement with Mr. Rich relating to his directorship, a copy of which is attached as
Exhibit 6.

See Items 1 and 2 above regarding disclosure of the relationships among members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits

    Exhibit No.    Description
       --          -----------
       1           Joint Filing Agreement (filed with the Original Schedule 13D)
       2           Letter from Office of  Insurance  Regulation  of the State of
                   Florida, dated August 14, 2003 (filed with First Amendment to
                   Original Schedule 13D)
       3           Amended  Joint  Filing  Agreement,  dated  November  11, 2003
                   (filed with Second Amendment to Original Schedule 13D)
       4           Power of Attorney, dated November 11, 2003 (filed with Second
                   Amendment to Original Schedule 13D)
       5           Confidentiality Agreement, dated October 27, 2003 (filed with
                   Second Amendment to Original Schedule 13D)
       6           Director  Agreement,  dated  November  11,  2003  (filed with
                   Second Amendment to Original Schedule 13D)

--------------------------------------------------------------------------------
CUSIP NO. 302563101               SCHEDULE 13D                     Page 16 of 16
--------------------------------------------------------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2004


                                          STILWELL   VALUE  PARTNERS  III, L.P.


                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          --------------------------------------
                                          Joseph Stilwell

                                          JOHN G. RICH

                                          /s/ John G. Rich
                                          --------------------------------------
                                          John G. Rich